                                                                     Exhibit 4.1

English Translation of Form of Service Agreement of Members of the Board of Managing Directors of Deutsche Bank AG


                       Deutsche Bank AG, Frankfurt am Main

                         - referred to below as "Bank" -

                      represented by the Supervisory Board,
                     the latter represented by the Chairman

and

                                    Mr. N.N.

hereby conclude the following contract, which is effective retroactively as from..., and replaces the service contract dated...:

                                    Section 1

As member of the Board of Managing Directors, Mr. N.N. must manage business in accordance with law, the Articles of Association, the Terms of Reference and the Business Allocation Plan for the Board of Managing Directors - in the versions valid from time to time - as well as with any resolutions of the Supervisory Board and must devote his entire working energy to his tasks in the Bank.

The acceptance of side activities, such as supervisory board mandates outside Deutsche Bank Group, is subject to approval by the other members of the Board of Managing Directors and by the Chairman's Committee of the Supervisory Board.

                                    Section 2

This contract is concluded for the duration of the appointment of Mr. N.N. as member of the Board of Managing Directors. It is extended from time to time for the duration of a renewed appointment.

The Supervisory Board renews the appointment no later than nine months before its expiry. If the Supervisory Board fails to do so, it thereby states that the appointment is not to be renewed.

The appointment as member of the Board of Managing Directors shall end in principle with the close of the ordinary general meeting in the year in which Mr. N.N. reaches the age of 62 years. This service contract ends at the end of the month following this general meeting. Mr. N.N. is, however, entitled to step down from his office as member of the Board of Managing Directors at the time of the general meeting in the year in which he reaches the age of 60 years. On the other hand, it may be agreed between him and the bank that he shall remain in office until no later than the ordinary general meeting in the year in which he reaches the age of 65 years.

                                   Section 3

(1)  Mr. N.N. receives with effect from ... a fixed annual base salary of

                                   Euro ...,--
                              (in words: Euro ...)

     payable in 12 equal instalments on the 15th of each calendar month.

     The Supervisory Board or a committee determined by the Supervisory Board for this purpose will review the base salary at regular intervals.

(2) Mr. N.N. also receives an annual bonus. The size of the annual bonus is determined by the Supervisory Board or a committee determined by the Supervisory Board for this purpose in accordance with Annex [A]. The annual bonus shall be disbursed on the 15th of the month following its resolution by this Committee.

(3) Mr. N.N. also receives a "mid-term incentive" payment which is determined by the Supervisory Board or a committee determined by the Supervisory Board for this purpose on the basis of the medium-term increase in the value of Deutsche Bank Group in accordance with Annex [B].

(4) The payments pursuant to sub-section (2) and sub-section (3) may be disbursed wholly or partially in the form of share-based compensation.

                                   Section 4

Mr. N.N. will ensure that he is not receive the amounts due to him as member of a management body, especially a supervisory board, an advisory board or a similar body at a Deutsche Bank Group company (Section 18 German Stock Corporation Act). This does not apply to conference fees or expenses.

                                   Section 5

If Mr. N.N. is unable to work due to sickness through no fault of his own, he remains entitled to the base salary and the bonus (last target figure) pursuant to Section 3 (1) and (2) for the period of 12 months, but only until this contract expires. The period for which his compensation continues to be paid may be extended by the Supervisory Board or by a committee determined by the Supervisory Board for this purpose.

                                   Section 6

Mr. N.N. shall inform the Chairman of the Supervisory Board regularly of his annual holiday in consultation with the other members of the Board of Managing Directors.

                                   Section 7

If this contract is terminated prematurely at the Bank's instigation, without the Bank having terminated without notice for cause pursuant to Section 626 German Civil Code, Mr. N.N. is entitled to a severance payment which may be disbursed at his discretion in monthly instalments over the remaining period of validity of the contract or appropriately discounted in one sum. This severance payment includes the base salary pursuant to Section 3 (1) for the remaining period of validity of this contract pursuant to Section 2. Furthermore, it includes the remuneration components pursuant to Section 3 (2) and (3) in the amount of the average sum paid in the three years before termination of the contract for the period of one year, in case of a remaining period of validity of the contract of less than one year for the remaining period of validity. If the contract expires in less than three years, the amount must be calculated as the average of the previous years. The sum of the compensation components calculated pursuant to sentences 3 and 4 is spread over the remaining period of validity of the contract, with disbursement being regulatable in accordance with sentence 1.

                                    Section 8

(1) Mr. N.N. has assumed his position as member of the Board of Managing Directors subject to the premise that the management of the Bank by the Board of Managing Directors at its sole responsibility is guaranteed. This premise is placed in question if the Bank's independence is jeopardized by acquisition of a controlling stake. In such a case, Mr. N.N. is entitled to resign from his position as member of the Board of Managing Directors for an important reason within six months of the announcement of the acquisition of the controlling stake.

(2) If Mr. N.N. leaves the Board of Managing Directors either pursuant to sub-section 1 sentence 3 or at the bank's instigation within six months following the announcement of the acquisition of control, he shall receive the amounts to which he is contractually entitled for the remaining period of his appointment as member of the Board of Managing Directors in the form of a non-recurrent payment due at the time of his leaving, with the size of this payment being determined on the basis of his compensation pursuant to
     Section 3 (1) to (3) of this contract in the last full calendar year before he leaves the Board of Managing Directors. Should the remaining period of his appointment as member of the Board of Managing Directors be less than three years, Mr. N.N. shall receive three times the sum of his compensation in the last full calendar year pursuant to Section 3 (1) to (3) of this contract. With regard to any existing "deferred" components or awards under a Deutsche Bank Global Partnership Plan, he shall be deemed to be a "good leaver".


(3) For the purposes of this paragraph, a controlling stake has been acquired if a shareholder or several shareholders acting collectively acquire(s) a majority of the Bank's shares or voting rights or can exercise a controlling influence on the Bank as a result of the stake. The provisions of Section 22 German Securities Trading Act shall apply mutatis mutandis to the attribution of shares belonging to third parties. The possibility of a controlling influence shall be presumed to exist if a shareholder or several shareholders acting collectively has/have a voting share of more than half of the voting capital represented at three consecutive general meetings of the Bank.

                                    Section 9

As part of his entrepeneurial identification with the Bank and its shareholders and as a token of special commitment, Mr. N.N. is called upon to invest part of his private wealth in Deutsche Bank shares for the period of validity of this contract. The size of the shareholding should, after five years as a member of the Board of Managing Directors, be three times the respective annual base salary pursuant to Section 3 (1). The basis for calculation here is the respective market value of the shares on October 1 of any year. Shares may also be purchased within the scope of share-based compensation elements in accordance with Section 3 (4).

                                   Section 10

Costs and expenses for travel and other reasons in the interest of the Bank are refunded to Mr. N.N.

                                   Section 11

Secrecy must be maintained on all confidential information and operating and business secrets of the Bank which come to Mr. N.N.'s knowledge in the course of his activity. This also applies to the time after termination of this contract. After the end of his activity for the Bank, Mr. N.N. will return to the Bank all important documents which came into his possession in connection with his activity.

                                   Section 12

If Mr. N.N. dies while still in office as member of the Board of Managing Directors, his wife or, if the latter is already deceased, his children is/are entitled solely to payment of the base salary and bonus (last target figure) pursuant toSection 3 (1) and (2) for the period of six months as from the end of the month of decease.

If Mr. N.N. leaves during his lifetime, the same continued payment is due to him for the period of six months as from the end of the contract if he leaves in agreement with the Supervisory Board or due to termination of the contract or if the contract is not extended although he is prepared to accept an extension or if he is prevented from performing his business tasks due to physical or mental incapacitation, or after completing his 60th year. This does not apply if Mr. N.N., through his own fault, gives cause for termination without notice.

If Mr. N.N. leaves the bank in accordance with sub-section 2 after reaching the age of 60 years, he is entitled, after expiry of the six months in which his base salary and bonus (last target figure) continue to be paid, to receive, subject to the conditions set out in sub-section 2 and for a period of 24 months, 75 % of his base salary and 75 % of his bonus (last target figure) pursuant toSection 3 (1) and (2) and thereafter for a further period of 24 months 50 % of his base salary and 50 % of his bonus (last target figure) pursuant toSection 3 (1) and (2). Payment of the aforementioned compensation ends no later than six months after the end of the general meeting in the year in which Mr. N.N. reaches his 65th birthday.

The regulations in sub-sections 1 to 3 are not applicable in the event of Mr. N.N. leaving the Board of Managing Directors pursuant to Section 8.

                                   Section 13

Should Mr. N.N. leave the office of member of the Board of Managing Directors, he is obliged to place all supervisory board mandates or other administrative and honorary positions which he holds at the instigation or in the interest of the Bank at the Bank's disposal for decision on the future incumbent and to seek to ensure, at the Bank's request, that a successor to be named by the Board of Managing Directors or by the Chairman of the Supervisory Board of the Bank assumes the office.

                                   Section 14

This contract is governed solely by the law of the Federal Republic of Germany.

                                   Section 15

Should a provision of this contract be or become invalid, this does not affect the validity of the other provisions. The parties undertake to replace the invalid provision by a valid one which comes closest to the business intention of the invalid provision. The same applies to the emergence of a gap in the contract.

This contract is executed in duplicate.

Frankfurt,...



(............N.N. ............)              (Chairman of the Supervisory Board)

Annex A "Bonus"
To Mr. N.N.'s Service Contract dated ...

The basis for calculating the annual bonus is the target figure as fixed individually from time to time. For..., this target figure is EURO... for Mr. N.N. .

The bonus payment is determined on the basis of the business results for the respective financial year using the return on equity (RoE = pre-tax return on equity adjusted for gains on the sale of industrial holdings and extraordinary factors). In this regard, a notional bonus amount is calculated initially as follows:

                Arithmetical bonus = target figure times factor F

At present, factor F is calculated on the basis of business results as follows:

F= ACTUAL Group-RoE
-------------------
PLAN     Group-RoE

The factor (F), by which the target figure is multiplied, shall be at least 0.5 and shall not exceed 1.5. Value "1" stands for achievement of an RoE at plan level in the Group at ... % in the year ... .

To determine the bonus amount to be disbursed, the arithmetical bonus calculated in this way can be adjusted upwards or downwards by up to 25% to reflect overall performance and general conditions. The annual bonus will thus be not less than
37.5 % of target figure and not more than 187.5 % of target figure.

Annex B "Mid-Term Incentive" (MTI)
to Mr. N.N.`s Service Contract dated ...

The basis for calculating the MTI is the target figure determined individually from time to time. As from..., this figure is EURO... for Mr. N.N. .

It is calculated - if necessary pro rata temporis - as Deutsche Bank's average Total Shareholder Return (TSR) over a period of two years in relation to the corresponding figure for the Peer Group (= Relative Total Shareholder Return).

The size of the payment is determined in accordance with the following table:

                      RTSR                MTI payment in % of target figure
        (TSR/DB in % of TSR Peer Group)
                Greater than 120                         125
                      120                                120
                      110                                110
                      100                                100
                       90                                 70
                       80                                 50
                       70                                 30
                       60                                 0
                  Less than 60                            0

Any intermediate figures will be calculated on a full-percentage, linear basis (rounding up from 0.5). Disbursement will be wholly or partially in cash, or up to two-thirds in share-based compensation elements. The form of disbursement is decided by the Supervisory Board or by a committee determined by the Supervisory Board for this purpose. It is agreed for allocated share options (e.g. performance options) that in the event of extraordinary, unforeseen developments a cap on the proceeds to be obtained from exercise of the options shall be discussed.

At the present time the Peer Group comprises the following banks:

Credit Suisse Group, UBS, Merrill Lynch, Citigroup, J.P. Morgan Chase.

As of ...